Exhibit 21.1

Subsidiaries of the Company

Subsidiary	State of Incorporation
Park Sterling Bank	North Carolina

Park Sterling Financial Services, Inc.	North Carolina

Citizens Properties, LLC	North Carolina

Community Capital Corporation Statutory Trust I	Delaware Statutory Trust

CSBC Statutory Trust I	Delaware Statutory Trust

Provident Community Bancshares Capital Trust I	Delaware Statutory Trust

Provident Community Bancshares Capital Trust II	Delaware Statutory Trust

FCRV Statutory Trust 1	Delaware Statutory Trust